Exhibit 99.38

For Immediate Release

TOREX GOLD ANNOUNCES RENEWAL OF NORMAL COURSE ISSUER BID

(All amounts expressed in U.S. dollars unless otherwise stated)

TORONTO, Ontario, November 19, 2025 – Torex Gold Resources Inc. (the “Company” or “Torex”) (TSX: TXG) (OTCQX: TORXF) announces that, further to its news release dated November 5, 2025, it has received approval from the Toronto Stock Exchange (the “TSX”) of its notice of intention to renew its normal course issuer bid (the “NCIB”).

Under the NCIB, Torex is authorized to purchase up to 8,133,430 of its common shares (“Common Shares”), representing approximately 10% of the public float as of November 11, 2025, during the period commencing on November 21, 2025 and ending on November 20, 2026. As of November 11, 2025, Torex had a total of 96,176,134 Common Shares issued and outstanding and a public float of 81,334,308 Common Shares.

The NCIB provides the Company with the flexibility to acquire Common Shares from time to time as an effective means of returning capital to its shareholders in accordance with its corporate strategy. Outside of blackout periods, Common Shares may be purchased under the NCIB based on the discretion of Torex’s management, in compliance with the rules of the TSX and applicable securities laws.

Purchases under the NCIB will be made on the open market through the facilities of the TSX or alternative trading systems at a price per Common Share representative of the market price at the time of acquisition. The number of Common Shares that can be purchased pursuant to the NCIB is subject to a current daily maximum of 101,788 Common Shares (which is equal to 25% of the average daily trading volume of 407,154 Common Shares on the TSX for the six full calendar months ending October 31, 2025), subject to the Company’s ability to make one block purchase of Common Shares per calendar week that exceeds such limits. All Common Shares purchased under the NCIB will be cancelled after their purchase. The Company intends to fund any purchases under the NCIB from its available working capital.

Under Torex’s current NCIB, which commenced on November 21, 2024 and ends on November 20, 2025, the Company obtained approval to purchase up to a total of 7,116,777 Common Shares, of which 308,632 Common Shares were purchased through the facilities of the TSX at a volume weighted average price of approximately C$46.78 (excluding commissions) per Common Share as of November 11, 2025.

Although Torex has the present intention to acquire its Common Shares pursuant to the NCIB, Torex will not be obligated to make any purchases and purchases may be suspended by Torex at any time. Decisions regarding any future repurchases will depend on certain factors, such as market conditions, share price, and other opportunities to invest capital for growth.

ABOUT TOREX GOLD RESOURCES INC.

Torex Gold Resources Inc. is a Canadian mining company engaged in the exploration, development, and production of gold, copper, and silver from its flagship Morelos Complex in Guerrero, which is currently Mexico’s largest single gold producer. The Company also owns the advanced stage Los Reyes gold-silver project in Sinaloa, Mexico, and recently acquired a portfolio of early-stage exploration properties, including the Batopilas and Guigui projects in Chihuahua, Mexico, and the Gryphon and Medicine Springs projects in Nevada, USA.

The Company’s key strategic objectives are to: deliver Media Luna to full production and build EPO; optimize Morelos production and costs; grow reserves and resources; pursue disciplined growth and capital allocation; retain and attract best industry talent; and be an industry leader in responsible mining. In addition to realizing the full potential of the Morelos Property, the Company continues to seek opportunities to acquire assets that enable diversification and deliver value to shareholders.

Torex Gold Resources Inc.	Page 2

FOR FURTHER INFORMATION, PLEASE CONTACT:

TOREX GOLD RESOURCES INC.
Jody Kuzenko
President and CEO
Direct: (647) 725-9982 jody.kuzenko@torexgold.com

Dan Rollins
Senior Vice President, Corporate Development & Investor Relations
Direct: (647) 260-1503 dan.rollins@torexgold.com

CAUTIONARY NOTES ON FORWARD-LOOKING STATEMENTS

This press release contains “forward-looking statements” and “forward-looking information” (collectively, “Forward-Looking Information”) within the meaning of applicable Canadian securities legislation. Forward-Looking Information includes, but is not limited to, statements that: all Common Shares purchased under the NCIB will be cancelled after their purchase; the Company intends to fund the purchases from its available working capital; and Common Shares may be purchased under the NCIB based on the discretion of Torex’s management. Forward-Looking Information also includes the Company’s key strategic objectives to: deliver Media Luna to full production and build EPO, optimize Morelos production and costs, grow reserves and resources, pursue disciplined growth and capital allocation, retain and attract best industry talent, and be an industry leader in responsible mining. Generally, Forward-Looking Information can be identified by the use of forward-looking terminology such as “guidance”, “expects”, “planned”, or variations of such words and phrases or statements that certain actions, events or results are “on track to” or “will”, or “is expected to” occur. Forward-Looking Information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such Forward-Looking Information, including, without limitation, risks and uncertainties identified in the Company’s technical report (the “Technical Report”) released on March 31, 2022, entitled “NI 43-101 Technical Report ELG Mine Complex Life of Mine Plan and Media Luna Feasibility Study”, which has an effective date of March 16, 2022, the Company’s annual information form (“AIF”) for the year ended December 31, 2024 and management’s discussion and analysis (“MD&A”) for the three and nine months ended September 30, 2025 . Forward-Looking Information is based on the reasonable assumptions, estimates, analyses and opinions of management made in light of its experience and perception of trends, current conditions and expected developments, and other factors that management believes are relevant and reasonable in the circumstances at the date such statements are made. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in the Forward-Looking Information, there may be other factors that cause results not to be as anticipated. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on Forward-Looking Information. The Company does not undertake to update any Forward-Looking Information, whether as a result of new information or future events or otherwise, except as may be required by applicable securities laws. The Technical Report, AIF, and MD&A are filed on SEDAR+ at www.sedarplus.ca and on the Company’s website at www.torexgold.com.